Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Stratex Networks, Inc.
                              (Registration File No. 333-137980)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.
Set forth below are slides presented by Howard Lance, Chairman, President and Chief Executive Officer of Harris Corporation at the Credit Suisse Aerospace and Defense Finance Conference on December 5, 2006, which slides relate to the potential combination of the Microwave Communications Division of Harris Corporation and Stratex Networks, Inc.:

Credit Suisse Aerospace & Defense Finance Conference December 5, 2006 Howard L. Lance Chairman, President, and Chief Executive Officer

Forward-looking statement Statements in this presentation that are not historical facts are forward-looking statements that reflect management's current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this presentation include but are not limited to: earnings guidance for fiscal 2007; the potential value of contract awards and potential contract awards; the closing, timing and impact of the announced combination of the Microwave Communications Division and Stratex Networks; and statements regarding outlook, including expected revenue growth. The Company cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. The Company's consolidated results and the forward-looking statements could be affected by many factors, including but not limited to: our participation in markets that are often subject to uncertain economic conditions which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures; our dependence on the U.S. government for a significant portion of our revenues, and the loss of this relationship or a shift in U.S. government funding could have adverse consequences on our future business; potential changes in U.S. government or customer priorities due to program reviews or revisions to strategic objectives, including termination of or potential failure to fund U.S. government contracts; risks inherent with large long- term fixed-price contracts, particularly the ability to contain cost overruns; the performance of critical subcontractors or suppliers; financial and government and regulatory risks relating to international sales and operations, including fluctuations in foreign currency exchange rates and the effectiveness of our currency hedging program; our ability to continue to develop new products that achieve market acceptance; the consequences of future geo-political events, which may affect adversely the markets in which we operate, our ability to insure against risks, our operations or our profitability; strategic acquisitions and the risks and uncertainties related thereto, including our ability to manage and integrate acquired businesses; potential claims that we are infringing the intellectual property rights of third parties; the successful resolution of patent infringement claims and the ultimate outcome of other contingencies, litigation and legal matters; customer credit risk; the fair values of our portfolio of passive investments, which values are subject to significant price volatility or erosion; risks inherent in developing new technologies; the potential impact of hurricanes on our operations in Florida and the potential impact of earthquakes on our operations in California; the ability to recruit and retain qualified personnel; and general economic conditions in the markets in which we operate. Further information relating to factors that may impact the Company's results and forward-looking statements are disclosed in the Company's filings with the SEC. Harris disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

HARRIS

stratex NETWORKS

Harris Stratex Networks

Industry Leadership

- ✓ Scale
- ✓ Innovative solutions
- ✓ Financial performance

Complete Infrastructure Solutions

- ✓ End-to-end wireless transmission capabilities
- ✓ Transport, access, and carrier-grade Ethernet microwave systems
- ✓ Nodal processors
- ✓ Software upgrades
- ✓ Network management solutions
- ✓ Turnkey field services
- ✓ Software licensing to OEMs

Large Global Customer Base

- ✓ Mobile & Fixed Wireless operators (cellular, GSM, 3G/UMTS, WiMAX)
- ✓ Government agencies
- ✓ Public utility and transportation companies
- ✓ State and local government & public safety providers
- ✓ Wireline operators
- ✓ Enterprise networks



Investor Briefing, 25 | *Harris Stratex Networks, Inc.* | December 2006

Transaction Overview Financial Structure Harris contributes Microwave Communications Division and $25M of cash for approximately 56% ownership Stratex shareholders exchange their shares for approximately 44% ownership Two-year standstill, with limitations in years three and four Fiscal year ending June 30; Harris will consolidate results Projected Financial Performance Slightly accretive to Stratex Networks EPS in fiscal year 2007 and accretive by approximately $.08 per diluted share in fiscal year 2008* Neutral to Harris fiscal year 2007 EPS and accretive by approximately $.07 per diluted share in fiscal year 2008** Governance and Company Leadership Guy Campbell, CEO; Tom Waechter, COO; Sally Dudash, CFO Nine-member board, 5/4 Harris/Stratex; majority will be independent Chuck Kissner - non-executive Chairman Includes Howard Lance, Harris Chairman, President and CEO Closing Conditions Regulatory approvals and Stratex shareholder approval * Excluding acquisition and integration expenses ** Excluding a one-time gain as a result of the transaction, and acquisition and integration expenses

Compelling Strategic and Financial Rationale Creates significantly greater scale -- the largest independent provider of wireless transmission network solutions Compared to all suppliers - #3 Globally and #1 in North America Delivers complementary global distribution channels Minimal customer overlap and significantly expanded customer footprint Serves a large market with expected strong growth over next five years Offers customers an unmatched end-to-end product portfolio Offers expected annual savings of approximately $35M through product costs and operating expenses Creates a larger, highly relevant, and more competitive company Stronger financial performance Greater financial capacity Product leadership Ability to serve adjacent markets Positioned to Deliver Double-Digit Growth and Margin Expansion

Complementary Global Distribution Channels With Less Than 5% Overlap $ 175 $ 11 $ 186 $ 29 $ 22 $ 51 $ 21 $ 56 $ 77 $ 100 $ 81 $ 181 $ 24 $ 72 $ 96 North America Latin America Middle East/Africa Europe (incl. Russia) Asia Pacific * Based on the latest twelve months ended June 30, 2006 Revenue by Region* ($ in millions) Harris $349 Stratex $242 Total $591 #3 Globally, #1 in North America, #2 in Middle East and Africa, and an expanded footprint across Europe, Asia, Latin America, and emerging growth markets of Russia and India

Microwave Market Growth Expected Total Global Market Growth of 8%; Strong Positioning in Higher Growth Segments Source: Management estimates 2006 2007 2008 2009 PDH access 2317 2461 2608 2859 PDH Transport 200 210 210 215 SDH Access (incl Ethernet) 713 847 976 1083 SDH Transport 705 711 750 780 ($ in millions) CAGR: 7% Eclipse E300SP; TRuepoint 4000 CAGR: 3% TRuepoint 6500 CAGR: 15% Eclipse E300HP; TRuepoint 5000 TRuepoint 6000

Harris Stratex Networks Performance Targets Latest twelve months performance* Latest twelve months performance* Targets Harris Microwave Stratex Networks 2008-2009 Year-over-year revenue growth 9% 28% 10-15% Gross margin 34% 30% 40% Operating expenses as % of sales 27% 24% 25% Operating income margin 6% 5% 15% Targeting Double-Digit Revenue Growth and Operating Margin Expansion to 15% * See reconciliation of non-GAAP financial measures and Regulation G disclosures on the Harris Investor Relations website

Additional Information and Where to Find it Additional Information and Where to Find It This presentation is for informational purposes only. In connection with the transaction, Harris Stratex Networks, Inc. has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission ("SEC"). This communication may be deemed to be solicitation material in respect of the proposed combination of Harris' Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary. Participants in Solicitation Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks' 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris' 2006 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2006. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the acquisition when it becomes available. Use of Non-GAAP Financial Measures It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with generally accepted accounting principles ("GAAP"), for certain items, including special items (which are defined as items not related to the ongoing, underlying business or which in our view distort comparability of results). We have also provided earnings estimates in terms of adjusted earnings, excluding special items and transaction-related expenses. We believe that the resulting adjusted, non-GAAP information provides a picture of results that is comparable among periods since it excludes the impact of items, the size and nature of which can make period to period comparisons difficult and potentially confusing. However, investors should note that non-GAAP measures involve judgments by management. We note that such information is not in accordance with GAAP and should not be viewed as an alternative to GAAP information. A reconciliation of adjusted information to GAAP is included either on the slide where the information appears or in the appendix to this presentation. These slides are only intended to be reviewed in conjunction with the oral presentation to which they relate.